EXHIBIT 99.1

Eupraxia Pharmaceuticals Reports Additional 52-week Follow-up Data from the RESOLVE Trial in Eosinophilic Esophagitis (EoE) Demonstrating Consistent Results after Dosing with EP-104GI

  The 52-week symptom data reported for Cohort 6 patients is consistent with the long-term durability data previously reported from Cohort 5; Cohorts 5 & 6 are the only groups to reach 52 weeks thus far.
  In Cohort 6, a durable clinical symptom response was observed 52 weeks after a single administration of EP-104GI.
  All 3 patients in Cohort 6 maintained a clinical benefit and 2 out of 3 patients remain in clinical remission 52 weeks after treatment of EoE with EP-104GI.
  In combination with patients from Cohort 5, at 52 weeks, 4 out of 6 patients remain in clinical remission.
  At week 36, 67% of all patients in the trial that were measured at 36 weeks, were in clinical remission (Cohorts 5-7, n=9).
  Over 200 patient-months of follow-up across all cohorts, with no Serious Adverse Events (“SAEs”) and no oral or gastrointestinal candidiasis reported.

VICTORIA, British Columbia, Nov. 13, 2025 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, today announced the second set of 52-week follow up data from its ongoing Phase 1b/2a RESOLVE trial evaluating a single administration EP-104GI for the treatment of eosinophilic esophagitis (“EoE”).

“These data further highlight the strong durability and tolerability profile of EP-104GI, reinforcing its potential to become a convenient, once-a-year treatment that fits seamlessly into routine disease management by aligning with annual patient endoscopies,” said Dr. James A. Helliwell, Chief Executive Officer of Eupraxia. “The Cohorts 5 & 6 patients – the only groups to have reached 52 weeks in the trial – are demonstrating levels of symptom relief that is durable and clinically meaningful – we are very encouraged by this outcome. We’re also pleased that our previously announced 52-week data were presented as a late-breaking presentation at the American College of Gastroenterology Annual Scientific Meeting (ACG). These new results build on that momentum. Given that current EoE therapies often struggle with long-term adherence, we believe a durable, once-yearly treatment could meaningfully improve patient outcomes and establish EP-104GI as a preferred option for both physicians and their patients.”

Key Findings from the Ongoing Cohorts in the RESOLVE trial

Additional data from the RESOLVE trial include:

  Dysphagia Symptoms
    Two of three patients treated in Cohort 6 (treated with 16x4 mg EP-104GI for a total dose of 64 mg) were in clinical remission as measured by the Straumann Dysphagia Index (“SDI”) at weeks 12 (67%), 24 (100%), 36 (33%) and 52 (67%).
    All patients in Cohort 6 maintained symptom improvements at week 52, with an average reduction in SDI scores of -3.7 (-58%).
    At week 36, across Cohorts 5-7, 67% of patients were in clinical remission, with an average reduction in SDI scores of -3.0 (-53%).
    At week 24, across Cohorts 4-8, 79% of patients were in clinical remission, with an average reduction in SDI scores of -3.7 (-69%).
  Pharmacokinetics
    Plasma levels of fluticasone in patients treated in Cohort 6 (16x4 mg, 64 mg total dose) remained constant and predictable out to 52 weeks. This is well below levels typically observed with daily asthma inhalers. There have been no head-to-head trials with EP-104GI and daily asthma inhalers.
    With now over 200 patient-months of follow-up across all cohorts, no SAEs or cases of oral or gastrointestinal candidiasis reported to date.

SDI Clinical Remission Rates Over Time: Cohorts 4 - 9

Percentage of patients achieving ≥3-point reduction in SDI score

Percentage of Patients (%)
0
20
40
60
80
100
n=18
n=18
n=18
n=18
n=14
n=9
n=6
2
4
8
12
24
36
52
Weeks Post-Dose

Plasma Fluticasone Propionate Concentration Over Time: Cohorts 5 & 6

Single-dose pharmacokinetics in eosinophilic esophagitis patients across dose escalation cohorts

Mean Plasma Fluticasone Propionate Concentration (pg/mL)
200
150
100
50
0
Cmax 880 µg Flovent HFA b.i.d. (175 pg/mL)
LLOQ
0h
2h
24h
2w
4w
8w
12w
24w
36w
52w
Weeks Post-Dose
Cohort
5 (4 mg at 12 sites)
6 (4 mg at 16 sites)

An updated summary of the above and previously announced clinical trial results are posted in the Investor Section of the Eupraxia Pharmaceuticals website and can be found here.

About the RESOLVE Trial

The Phase 1b/2a part of the RESOLVE trial, is a multicenter, open-label, dose-escalation study evaluating the safety, tolerability, pharmacokinetics, and efficacy of EP-104GI in adults with histologically confirmed active EoE. The treatment is administered as a single dose via 4 to 20 esophageal wall injections, with dose escalations modifying either the dose per site and/or the number of sites. Participants were followed for up to 24 weeks in Cohorts 1-4 (4x1mg, 8x1mg, 8x2.5mg and 12x2.5mg) or 52 weeks in Cohorts 5-9 (12x4mg, 16x4mg, 20x4mg, 20x6mg and 20x8mg). Eupraxia plans to disclose additional data from the open-label Phase 1b/2a part of the RESOLVE trial in the coming months.

The Phase 2b part of the RESOLVE trial, a randomized placebo-controlled study of EP-104GI, is currently recruiting with the first clinical dose of 120mg (20 x 6mg). The top-line data from the Phase 2b part of the RESOLVE trial is expected in Q3 2026.

Notes

  Clinical remission is defined as a reduction of at least 3 points on the SDI scale. Achieving clinical remission is a positive outcome for the RESOLVE trial.
  SDI is a patient-reported outcome score that uses a seven-day recall measuring dysphagia (trouble swallowing) severity and frequency. A reduction in SDI is a positive outcome for the RESOLVE trial.

About Eosinophilic Esophagitis (EoE)

EoE is an inflammatory-mediated disease in which white blood cells migrate into and become trapped in the esophagus, creating pain and difficulty with swallowing food. According to market research from Clearview Healthcare Partners, EoE affects more than 450,000 people in the United States and has been identified by the American Gastroenterological Association as rapidly increasing in both incidence and prevalence. Impacts from both symptoms and interventions frequently lead to mental health issues, compounding the disease burden of EoE for both the healthcare system and the individual.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the Diffusphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia's Diffusphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia's EP-104GI is currently in a Phase 1b/2 trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "suggests", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the Company’s expected timing of reporting additional data from the RESOLVE trial; the Company's product candidates, including their expected benefits to patients with respect to safety, tolerability, efficacy and duration and potential uses in therapeutic areas beyond pain and inflammatory gastrointestinal disease; the expectations around proceeding to clinical trials for the Company’s product candidates; the results gathered from studies and trials of Eupraxia's product candidates; the potential for the Company’s technology to impact the drug delivery process; potential market opportunity for the Company’s product candidates; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104IAR and EP-104GI; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

James Meikle, Eupraxia Pharmaceuticals Inc.
236-330-7084
jmeikle@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617.283.2856
kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.

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